June 8, 2007

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed January 29, 2007 File No. 333-137227

Dear Ms. Jacobs:

This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff’s comments in the letter dated February 16, 2007 with respect to the Amendment No. 2 to the Registration Statement on Form S-3 filed January 9, 2007 by NeoMedia Technologies, Inc.

Form S-3/A

General

Comment 1:	Please update your financial statements pursuant to Item 3-12 of Regulation S-X. Please also be sure to update other applicable disclosures, such as whether you had sufficient resources to pay the approximately $2 million of remaining obligations to the silent partners of 12snap that were due by January 31, 2007. If you had the resources to pay the obligations, please disclose how you obtained these resources.

Response:	We have updated the disclosures accordingly.

Comment 2:	Please refer to prior comment 1 from our letter dated December19, 2006. As noted in our prior comment, this offering appears to be a direct primary offering being undertaken on your behalf by the selling stockholders. Accordingly, such an offering must meet the requirements of Rule 415 (a)(1)(x) under the Securities Act and the selling stockholders should be named as underwriters and all the required disclosure on the underwriters to this offering should be added to the prospectus. In this regard, we note from your response that you believe that an issuer is eligible to conduct an at the market offering without naming an underwriter. Please note that it is not a requirement to name an underwriter in a delayed or continuous offering unless or until you have a participant which meets the definition of an underwriter, as defined in Section 2 (a)(11) of the Securities Act. Once such a participant has been identified, you are required to revise the prospectus to provide all required disclosure on such underwriters and the underwriting arrangements.

Response:	The Company has reduced the number of shares being registered on behalf of Cornell Capital to 263,000,000, which represents less than 30% of the Company’s current number of issued and outstanding shares of common stock held by non-affiliates, in accordance with recent guidance provided by the Commission.

Cornell Capital, to the extent it acquires shares at all, will hold a significant portion of them for many months before they are distributed to public investors. This effect is amplified by the cap on ownership at 4.99%. As discussed in the registration statement, the convertible securities contain restrictions that do not allow the holder to convert under the convertible securities, if giving effect to the conversion, it would cause the aggregate number of shares beneficially held by the holder and its affiliates to exceed 4.99%. In stark contrast, in a traditional underwriting or primary offering the holding period is generally less than a week. The amount of shares involved acts in concert with holding period length to encompass the concept of rapidity with which new shares become part of the public float. Here, interaction of the cap, the terms of conversion, and market liquidity conditions work to, in practice, make that speed significantly more deliberate than in the case of a primary underwritten offering where a large block of shares hits the market immediately.

The Company’s belief is that it is not controlled by Cornell Capital within the meaning of the definition of “subsidiary” in Rule 405. As a result, the Company is eligible to file a shelf registration statement to cover the resale of the shares of common stock held by Cornell.

As stated previously, despite the number of shares being registered on behalf of Cornell, based on the nature of the transaction, the Company believes that the offering covered by this Registration Statement is a secondary offering. In telephone interpretation D-29 that describes the importance of identifying whether “a purported secondary offering is really a primary offering” and, therefore, “the selling shareholders are and should be treated as underwriters selling on behalf of an issuer,” it is suggested that consideration be given to:

•	How long the selling security holder has held the shares;

•	The circumstances under which the securities were acquired;

•	The relationship between the selling security holder and the issuer;

•	The amount of the securities involved;

•	Whether the selling security holder is in the business of underwriting securities; and

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that a fair consideration of these factors will lead to the conclusion that Cornell Capital, a selling security holder named in this registration statement, is not an underwriter acting on behalf of the Company, the issuer. We also note that Cornell Capital’s investment was made a number of months ago in good faith and in strict accordance with the guidance that was then prevailing. The Company confirms that once a participant is deemed to meet the definition of an underwriter, it will make such disclosure in the registration statement.

Very truly yours,

/S/ Charles W. Fritz

Charles W. Fritz
Interim Chief Executive Officer